Hydro One reports first quarter results

The Company appointed Megan Telford as its President and Chief Executive Officer (CEO) to continue to solidify Hydro One’s position as a leading utility

TORONTO, May 13, 2026 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the first quarter ended March 31, 2026.
First Quarter Highlights
•First quarter basic earnings per share (EPS) of $0.65 compares to EPS of $0.60 for the same period in 2025.
•The change in EPS year-over-year was largely due to increased revenues from Ontario Energy Board (OEB)-approved rates and higher peak demand, partially offset by higher financing charges and higher depreciation.
•Hydro One announced that David Lebeter will retire from his role as President and CEO, effective June 9, 2026, and will remain as a Special Advisor with the company until October 10, 2026. The Board announced the appointment of Megan Telford, Chief Operating Officer, as President and CEO effective June 9, 2026.
•Hydro One was selected to develop and construct the Greenstone Transmission Line as well as the Sudbury to Barrie Transmission Line.
•Hydro One announced the ratification of the tentative agreement with the Society of United Professionals covering employees in engineering, supervisory and other professional roles.
•Subsequent to quarter end, Hydro One received a decision from the OEB regarding its Z-factor application, denying the recovery of $69 million of incremental revenue requirement related to the costs incurred in the significant ice storm in March 2025.
•Subsequent to quarter end, Hydro One was selected to develop and construct the Red Lake Transmission Line.
•Hydro One announced the appointment of Debbie (Deb) Hutton as the Government of Ontario’s nominee to the company’s Board of Directors.
•The Company released its annual sustainability report highlighting its performance and continued progress toward its sustainability commitments. The report is available on Hydro One’s website (www.hydroone.com/sustainability).
•Hydro One and the five First Nation partners on the Chatham by Lakeshore transmission line received the Sustainability Excellence Award by the Electricity Distributors Association for the sustainable partnership behind the construction of the line.
•The Company was recognized by Electricity Human Resources Canada with its Excellence in Workplace Culture Award for its Step Up program, aimed at creating safe spaces for conversations about inclusion, allyship and psychological safety.
•Hydro One was also included in the Globe and Mail’s annual Women Lead Here benchmark list.
•The Company's capital investments and in-service additions for the quarter were $715 million and $484 million, respectively, compared to $735 million and $423 million in 2025.
•A quarterly dividend of $0.3531 per share was declared, payable on June 30, 2026.

“This CEO transition marks a continuation of the strong leadership and shared purpose we have built at Hydro One,” said David Lebeter, President and Chief Executive Officer of Hydro One. “It has been a privilege to serve alongside such dedicated employees, partners and stakeholders. I am confident that under Megan’s leadership, the organization will continue to drive growth and economic prosperity across the province. I thank our Board, employees, partners and shareholders for their trust and support as Hydro One continues to create long-term value.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended March 31
(millions of Canadian dollars, except as otherwise noted)	2026	2025

Revenues	2,648	2,408
Purchased power	1,424	1,220
Revenues, net of purchased power[1]	1,224	1,188
Net income attributable to common shareholders	391	358

Basic EPS	$0.65	$0.60
Diluted EPS	$0.65	$0.60

Net cash from operating activities	394	510
Capital investments	715	735
Assets placed in-service	484	423

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,346	21,181
Distribution: Electricity distributed to Hydro One customers (GWh)	9,685	9,324
1 “Revenues, net of purchased power” is a non-generally accepted accounting principles (GAAP) financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (U.S.) GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2026 First Quarter Highlights
The Company reported net income attributable to common shareholders of $391 million during the quarter, compared to $358 million in the same period of 2025. This resulted in EPS of $0.65, compared to EPS of $0.60 during the same period in the prior year.
Revenues of $2,648 million for the first quarter were $240 million higher than revenues for the first quarter of 2025. Revenues, net of purchased power1 of $1,224 million for the first quarter were $36 million higher than revenues, net of purchased power1 for the first quarter of 2025. The increase is mainly attributable to higher revenues resulting from OEB-approved 2026 rates, as well as higher average monthly peak demand.
OM&A costs in the first quarter of 2026 were slightly lower than the prior year, mainly attributable to lower work program expenditures, including vegetation management.
Depreciation, amortization and asset removal costs for the first quarter of 2026 were higher than the prior year mainly due to growth in capital assets as the Company continues to place new assets in-service, partially offset by lower asset removal costs.
Financing charges in the first quarter of 2026 were higher than the prior year primarily due to an increase in outstanding long-term debt, partially offset by higher capitalized interest.
Income tax expense for the first quarter of 2026 was lower than the prior year primarily due to higher deductible timing differences, partially offset by higher pre-tax earnings. Income tax expense for the period was higher than the prior year when adjusted for additional tax deductions from the re-introduction of accelerated capital cost allowance, that are offset by a corresponding reduction in revenue, and therefore net income neutral.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $715 million during the first quarter of 2026 and placed $484 million of new assets in-service.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Selected Operating Highlights
Hydro One was selected to develop and construct a new priority transmission line in the Greenstone region in northern Ontario. The proposed project is a single-circuit 230-kV transmission line that will run from Nipigon Bay to or near Aroland First Nation, north of Thunder Bay. The line is expected to be in-service in 2032.
The Company was selected to develop and construct a new priority transmission line between Sudbury and the Barrie area. The proposed project is a new single-circuit 500-kV transmission line that will span approximately 300 kilometres from Sudbury to near Barrie, and includes associated station facility expansions. The line is expected to be in-service in 2032.
Hydro One was selected to develop and construct the Red Lake Transmission Line in northwest Ontario, north of Dryden. The proposed priority project consists of a new double-circuit 230-kilovolt transmission line that will run from Dryden Transformer Station north to the Ear Falls Transformer Station, including associated station facilities and will continue on to connect to the Red Lake Switching Station. The project is expected to be in service by the early 2030s.
Hydro One received a decision from the OEB regarding its Z-factor application, denying the recovery of $69 million of incremental revenue requirement related to the costs incurred in the significant ice storm in March 2025. The generational ice storm caused widespread damage across many areas of Ontario and impacted more than 600,000 customers.
Hydro One announced the appointment of Debbie (Deb) Hutton as the Government of Ontario’s nominee to the company’s Board of Directors. Ms. Hutton will fill the board vacancy created when Cherie Brant did not stand for re-election at the company’s 2025 annual general meeting of shareholders.
Hydro One released its annual sustainability report for 2025, outlining the Company’s recent achievements including progress on its environmental, social and governance (ESG) commitments. This marks the 11th year that Hydro One has produced a sustainability report, as part of its commitment to producing an annual sustainability update to increase the transparency and accountability of its ESG disclosure. The sustainability report is available at www.hydroone.com/sustainability.
Common Share Dividends
On May 12, 2026, the Company declared a quarterly cash dividend to common shareholders of $0.3531 per share to be paid on June 30, 2026 to shareholders of record on June 10, 2026.

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Supplemental Segment Information

	Three months ended March 31
(millions of Canadian dollars)	2026	2025

Revenues
Transmission	664	636
Distribution	1,970	1,761
Other	14	11
Total revenues	2,648	2,408

Revenues, net of purchased power[1]
Transmission	664	636
Distribution	546	541
Other	14	11
Total revenues, net of purchased power[1]	1,224	1,188

Operation, maintenance and administration costs
Transmission	133	129
Distribution	172	181
Other	24	22
Total operation, maintenance and administration costs	329	332

Income (loss) before financing charges, equity (loss) income and income tax expense
Transmission	388	368
Distribution	247	238
Other	(13)	(14)
Total income before financing charges, equity (loss) income and income tax expense	622	592

Capital investments
Transmission	431	459
Distribution	282	272
Other	2	4
Total capital investments	715	735

Assets placed in-service
Transmission	260	187
Distribution	220	230
Other	4	6
Total assets placed in-service	484	423
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s first quarter 2026 unaudited condensed interim financial statements and management’s discussion and analysis (MD&A). These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2025 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s first quarter 2026 results teleconference with the investment community will be held on May 13, 2026 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register-conf.media-server.com/register/BIdad236cfdbed4c8586415ac38643ef80) prior to the scheduled start time to access Hydro One’s first quarter 2026 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.
Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Since these specified financial measures and financial ratios may not have a standardized meaning within U.S. GAAP, results may not be comparable to similar financial measures and financial ratios presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following table provides a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

	Three months ended March 31
(millions of dollars)	2026	2025
Revenues	2,648	2,408
Less: Purchased power	1,424	1,220
Revenues, net of purchased power	1,224	1,188

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements related to: the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems and networks, including addressing aging power infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers; expectations regarding community, sustainability and diversity commitments; the Company's ongoing and planned projects (including construction of transmission stations and lines) and expected capital investments and plan, including anticipated outcomes, impacts, OEB approvals, and in-service dates; statements related to the Company’s First Nations partnerships and relationships; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this press release is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of U.S. GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business.
We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Wassem Khalil
Director, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Bronwen Evans
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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